BTCS Inc.

9466 Georgia Avenue #124

Silver Spring, MD 20901

July 25, 2018

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Jan Woo

Re: BTCS Inc.

Amendment No. 5 to Registration Statement on Form S-1

Filed May 16, 2018

File No. 333-219893

Ladies and Gentlemen:

The following responses address the comments of the Staff (the “Staff”) as set forth in its letter dated June 26, 2018 (the “Comment Letter”) relating to Amendment No. 5 of the Registration Statement on Form S-1 (the “Registration Statement”) of BTCS Inc. (“BTCS”) filed on May 16, 2018 respectively. BTCS is simultaneously filing Amendment No. 6 to the Registration Statement (the “Amendment”) with this response letter.

The Amendment has been updated as appropriate to give effect to changes affecting BTCS and the legal and regulatory climate in which BTCS operates, including insertion of June 30, 2018 financial statements and updated line item tables.

For your convenience, each of the Staff’s comments have been restated below in their entirety, with BTCS response set forth immediately beneath such comment.

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter.

General

1.

Your response to prior comment 4 refers to information on your website indicating that you are “the first pure-play” U.S. public company involved with digital assets and block chain technologies. Your disclosure states that you plan to provide your investors with a “diversified pure-play exposure to bitcoin and blockchain technologies.” Please define the term “diversified pure-play” and explain what distinguishes you from other public companies with similar goals and operations.

Response:

Pure-play refers to a company that focuses only on a particular product or activity. We do not intend to operate outside of the Digital Asset industry, and, as such, we are a pure-play company within the Digital Asset industry. We consider ourselves to be a diversified pure-play business because we are not limiting our assets to a single type of Digital Asset and may purchase a variety of Digital Assets that appear to benefit our investors, or acquire businesses in the Digital Asset industry, subject to the limitations contained within the Amendment regarding Digital Securities. To our knowledge we are one of a few public companies intending to acquire both Digital Assets and businesses in the Digital Asset industry.

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In order to provide clarification to investors regarding our goals and operations we have removed the term “diversified pure-play” from the Amendment on pages 1, 29, and 40 and have added disclosure regarding our company’s focus on pages 1, 29, and 40. For obvious reasons we have not edited the past financial statements attached to the Amendment and two remaining references in the financial statements refer to the term “diversified pure-play.” We have however updated our disclosure in our financial statements for the period ending June 30, 2018.

2.

In the glossary, you state that digital assets are commonly referred to as “cryptocurrency or virtual currency.” Please clarify that the use of these terms is not indicative of the regulatory or accounting distinction of digital assets and that digital assets therefore may be deemed securities or other types of assets. In addition, explain that not all digital assets function as a medium of exchange.

Response:

We have added explanatory language to the definition of Digital Asset on page iii.

3.

We note that your portfolio will focus only on bitcoin and “other protocol tokens.” Please explain how protocol tokens differ from other types of tokens, and discuss whether there are any material challenges related to this limitation. Further, clarify how your portfolio will provide investors with exposure to bitcoin and blockchain industries.

Response:

We have amended the definition of Digital Asset to state that the use of the word “token” is not indicative of any regulatory or accounting distinction with the term Digital Asset. Additionally, we have changed the word “exposure” to “indirect ownership of” on pages 1 and 29.

We anticipate that our holdings will include Digital Assets that are not securities, such as bitcoin and ether, which will thus provide investors with indirect ownership of Digital Assets and, if we can make any acquisitions, one or more companies in the blockchain industry since our business strategy will focus exclusively on the Digital Asset industry and related business ventures.

We have removed the term “protocol tokens” from the text of the Amendment on pages 1, 29, and 40. For obvious reasons we have not edited the financial statements attached to the Amendment and two remaining references in the financial statements refer to the term “protocol tokens.” We have update our disclosure in the footnotes for our financial statements for the period ending June 30, 2018.

4.

We note the prospectus does not include the information that you provided in response to prior comment 3. Please revise. Further, we note that such response indicates that you may otherwise pursue strategic opportunities involving the acquisition of “businesses using blockchain technology and those involved with digital assets.” Please clarify how such opportunities may be different from, and synergistic to, your creation of a portfolio of digital assets and the potential resumption of your transaction verification services. Explain the scope of the blockchain technology applications and digital asset activities that you would consider acquiring. In this regard, we note prior disclosure indicating that you were pursuing a company that owns and operates a digital asset exchange.

Response:

We have added language to the Amendment regarding our current business model framework and acquisition criteria on pages 1 and 41.

Owning Digital Assets and acquiring businesses naturally differ but each provides a unique opportunity within the Digital Asset industry. Acquiring Digital Assets and acquiring businesses are synergistic because they are in the same Digital Asset industry, however, they are by their very nature, different business opportunities since one involves acquiring assets whereas the other involves acquiring new companies and pursuing related but distinct business opportunities.

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We are seeking to acquire businesses using blockchain technology and those involved with Digital Assets including those that are similar to our current and past business ventures of acquiring Digital Assets and Digital Asset mining. While it is impossible to list all potential Digital Asset or blockchain related business ventures that we would consider engaging in, we intend to evaluate a variety of different related business ventures to determine whether they are potential acquisition targets. Blockchain companies currently operate in a variety of business, finance, real estate, and technology related sectors in order to bring the verification systems associated with decentralized blockchain technology into new markets. There are a variety of blockchain related businesses that we would consider entering into business ventures with in order to expand our business into the Digital Asset and blockchain market.

In evaluating potential Digital Asset and blockchain technology acquisitions, we intend to analyze the scope of the business involvement with Digital Assets and blockchain technology and the potential future ventures of the business regarding their blockchain technology and any future ventures. As discussed in our prior response letter, with the assistance of our counsel we intend to verify that Digital Assets and business acquired by us do not cause us to acquire securities to the extent that we would be required to register as an Investment Company under the Investment Company Act of 1940.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Accounting Treatment of Digital Assets, page 26

5.

You state that you plan to create a portfolio of digital assets. In order to facilitate our evaluation of your analysis of ASC 946, please tell us what this means and clarify your business purpose for creating this portfolio. In this regard, explain whether you intend to use the portfolio as part of your operations and, if so, how; or tell us whether you intend to hold these assets for appreciation.

Response:

We have revised the disclosure of our purpose to clarify that the sole objective of BTCS is not to create a portfolio of Digital Assets but rather to acquire Digital Assets and controlling interests in companies within the blockchain industry. We have removed the term “portfolio” from the Amendment apart from two remaining references in the financial statements.

6.

In response to comment 5, you state the “company has the objective of obtaining returns from capital appreciation or investment income.” Please explain further how this statement supports your conclusions that you do not meet the fundamental characteristics of an investment company pursuant to ASC 946-10-15-6.

Response:

ASC 946-10-15-6 states that “An investment company has the following fundamental characteristics:

a)	is an entity that does both of the following:

1.	Obtains funds from one or more investors and provides the investor(s) with investment management services
2.	Commits to its investor(s) that its business purpose and only substantive activities are investing the funds solely for returns from capital appreciation, investment income, or both.

b)	The entity or its affiliates do not obtain or have the objective of obtaining returns or benefits from an investee or its affiliates that are not normally attributable to ownership interests or that are other than capital appreciation or investment income.

We do not meet the fundamental characteristics of an investment company pursuant to ASC 946-10-15-6 because we do not provide investment management services and our sole business purpose and only substantive activities are not to invest our funds solely for returns from capital. We have disclosed that subject to additional capital we may resume our transaction verification services business (i.e. Digital Asset mining) and are looking to acquire a controlling interest in blockchain companies. As such, we do not believe that we meet the fundamental characteristics of an investment company pursuant to ASC 946-10-15-6.

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Consolidated Financial Statements

General

7.

A comparison of your December 31, 2017 Form 10-K to your March 31, 2018 Form 10-Q suggests that you have changed classifications on the statements of operations and cash flows related to your digital assets. Please identify the changes for us and provide an analysis, with specific citation to authoritative literature, supporting the appropriateness of the revised classifications.

Response:

Given our lack of cash we decided to temporarily suspend our digital asset operations until we are recapitalized. Therefore, effective January 1, 2018, we decided that realized losses on the sale of Digital Assets and the revaluation of Digital Assets should be recorded as a component of other (expenses) income and proceeds from the sale of Digital Assets should be classified as investing activities until we resume our digital asset operations. We are unaware of any authoritative literature concerning the classification of Digital Assets. Considering that BTCS is no longer in the Digital Asset mining business we determined that any profits and realized losses should be recorded in this fashion.

Note 4. Summary of Significant Accounting Policies

Digital Currencies Translations and Remeasurements, page F-8

8.

You state in your response to prior comment 5 that your digital assets meet the definition of an intangible asset. While we continue to assess your responses related to investment company accounting, please note that we are unable to identify a scope exception in ASC 350-30 that permits the measurement of intangible assets at fair value in each reporting period. Please describe for us your basis for measuring your digital assets at fair value. If your digital assets are within the scope of ASC 350-30, please revise your accounting to comply with those requirements.

Response:

While digital assets may meet the definition of an intangible asset in ASC 350-30, paragraph 15-3 states that only the following transactions are within its scope:

a.	Intangible assets acquired individually or with a group of other assets (but not the recognition and initial measurement of those acquired in a business combination or an acquisition by a not-for-profit entity)

b.	Intangible assets (other than goodwill) that an entity recognizes in accordance with Subtopic 805-20 or 958-805 after they have been initially recognized and measured, except for those identified in the following paragraph

c.	Costs of internally developing identifiable intangible assets that an entity recognizes as assets

We note that we were receiving consideration in 2016 in exchange for providing verification services (a revenue transaction) rather than acquiring an intangible asset either individually, as a group, or as part of a business combination. Therefore, we concluded that the revenue transaction is not within the scope of the transactions listed in ASC 350-30-15-3(a) and (b).

Under ASC 350-30-25-3, the costs of internally developing intangible assets are recognized as an expense when incurred. PwC’s Point of View, Cryptocurrencies Time to Consider Plan B (March 2018), provides the following further guidance that might apply to the recognition of intangible assets for miners:

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When a Digital Asset is purchased, the intangible asset would be measured at the price paid or consideration given to obtain the Digital Asset. However, the question for miners is more complicated. Unlike a direct purchase, miners are awarded units, but they incur costs of computing equipment, electricity, and other expenses. At issue for the miners is whether the associated costs should be capitalized as an intangible asset or expensed.

There is not a lot of guidance on accounting for the costs incurred to internally-develop intangible assets, but it generally limits capitalization. Notwithstanding, existing guidance may not preclude capitalization for certain costs incurred by miners to obtain Digital Assets. Miners may need to analogize to other areas of US GAAP where explicit guidance exists (e.g., internal-use software or film production).

For miners of Digital Assets, this would mean capitalizing as an intangible asset the costs of the computing equipment, electricity, and other expenses incurred in performing the verification service. This would result in a different amount that is recognized as an intangible asset than a company that purchases an equal amount of the Digital Asset on an exchange.

A further issue with classifying Digital Assets as an intangible asset is the impairment model associated with the subsequent accounting for intangible assets. Presumably, a Digital Asset would be subject to amortization, in which case it would be subject to impairment if it is subsequently determined to have a finite useful life. Because the prices of many Digital Assets are extremely volatile, there are practical challenges with making judgments associated with when the intangible assets are “more likely than not” to be impaired.

While Digital Assets meet the technical definition of intangible assets in ASC 350-30, that definition was developed based on guidance that was issued more than 40 years ago in APB Opinion No. 17, Intangible Assets, which did not contemplate the nature of Digital Assets. Rather, the guidance focuses on intangible assets like trademarks, patents, and customer relationships that are typically held for long periods of time and do not have quoted prices in active markets.

Due to the issues noted above, we concluded that the Digital Assets received in exchange for performing a verification service is not within the scope of the three transactions listed in ASC 350-30 and that it would not be appropriate to analogize to the guidance in ASC 350-30 for the subsequent measurement of Digital Assets. Rather, BTCS concluded that it is more appropriate to analogize to the guidance in ASC 825 on accounting for financial instruments in order to subsequently measure the Digital Assets that it receives in exchange for providing verification services.

Should the staff have any additional questions or comments after reviewing this response letter, we would appreciate an opportunity to discuss these comments or questions with the staff prior to the distribution of another comment letter. Please direct any questions concerning this response letter to Michael D. Harris, BTCS’s legal counsel, at 561-471-3507, mharris@nasonyeager.com.

Sincerely yours,

/s/ Charles Allen
Charles Allen
Chief Executive Officer

Michael D. Harris, Esq.
Nason, Yeager, Gerson, White & Lioce, P.A.

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